EXHIBIT 99.1

Bezeq The Israel Telecommunication Corp. Limited

To: The Tel Aviv Stock Exchange	To: The Israeli Securities Authority

Further to the Company's immediate report dated January 27, 2011, with respect to a claim and a Motion to Certify the Claim as a Class Action, which were filed against the Company with respect to an allegedly fault in the Company's network - the Company received another two claims together with a Motions to Certify the Claims as a Class Actions, regarding the same matter.

The aggregate claims amounts, which were served on January 31, 2011 and January 27, 2011, are estimated by the plaintiffs at approximately NIS 135 million and NIS 84 million respectively.

The Company is studying the claims and it is unable, at the present stage, to evaluate the claims likelihood of success.